RepliCel™
NEWS RELEASE

RepliCel Reports Second Quarter 2015 Financial Results

VANCOUVER, BC – August 28, 2015 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, today reported financial results for the quarter ended June 30, 2015, corporate highlights, and near-term milestones. The company's financial statements and management report are available at www.sedar.com, www.edgar.com and at www.replicel.com.

"RepliCel expects to launch its RCS-01 treatment for aging and sun-damaged skin in the next month which brings a second product based on our non-bulbar dermal sheath (NBDS) fibroblast platform into the clinic. This will solidly transition the company into a phase of clinical and commercial execution on multiple programs. Our team spent considerable time preparing for what will now be a series of significant milestones for the company through the next several quarters," stated David Hall, CEO of RepliCel.

"With the progress of our treatments for chronic tendinosis (RCT-01) and damaged skin (RCS-01), as well as design lock for our unique dermal injector (RCI-02), RepliCel is now executing on programs expected to result in commercially meaningful events in 2016. This includes clinical data on two programs and marketing approval for the dermal injector device," states Lee Buckler, VP Business and Corporate Development. "Our ongoing advancement and maturation of the company's assets and the increased certainty around the timing of future catalysts is now translating into greater attention from those looking to finance the company and/or license our technologies. We believe that what we are doing is potentially transformative for the company, within a very foreseeable timeframe. We are committed to continuing to execute - per our development and licensing strategy - in North America, Europe, and Japan."

Q2 and Q1 2015 Highlights:

June	First participant enrolled in RCT-01 trial.
June	Closed brokered and non-brokered private placement for gross proceeds of $2,038,278.83.
April	Launched chronic Achilles tendinosis trial (RCT-01) at the University of British Columbia.
March	Meeting with Japanese Pharmaceutical and Medical Devices Agency to prepare for filing the NBDS fibroblast manufacturing protocols in Japan, thus enabling licensing discussions with Japanese strategic partners.
February	Filed clinical trial application for skin rejuvenation trial (RCS-01) with the German competent regulatory authority.

Subsequent to the end of the Second Quarter:

July	Design lock on second-generation dermal injector (RCI-02). Prototypes being built to prepare for CE mark approvals to market injector in Europe in 2016.
July	Two of three approvals received for skin rejuvenation trial.

Anticipated Near-term Milestones Include:

- Initiation of RCS-01 skin rejuvenation trial.
- Initiation of clinical trial for the treatment of pattern baldness (RCH-01) trial by Shiseido in Japan.

- Filing of clinical trial application (in Germany) for a phase 2 clinical trial of RCH-01 for the treatment of pattern baldness.
- Other developments related to:
  - Establishing a clinical program for tendinosis in the United States.
  - Validation and testing of the RCI-02 injector device in preparation for a CE mark application and subsequent filings of a 510(k) in the US.
  - Feasibility data related to next-generation, commercial-scale manufacturing technologies.
  - Other licensing partnerships.

Second Quarter 2015 Financial Results (CDN $)
- Company reported a net loss of $2,559,770 or $0.05 per share.
- There was no revenue from operations in this quarter.
- Research and development expenses totaled $1,093,168 compared to $826,162 in the prior period.
- General and administrative expenses totalled $1,476,644 compared to $1,731,435 in the prior period.
- RepliCel held $1,597,299 in cash and cash equivalents.
- As at June 30, 2015, there were 61,522,381 common shares issued and outstanding with 4,890,000 stock options, 306,068 Agent's options, and 14,545,148 share purchase warrants outstanding.

The company would also like to report that effective September 1, 2015, Gemma Fetterley, VP Finance, is no longer with the company.

For more information please contact:

CORPORATE:
R. Lee Buckler, VP Business & Corporate Development
Telephone: 604-248-8693 / lee@replicel.com

MEDIA:
Tammey George, Director of Communications
Telephone: 604-248-8696 / tg@replicel.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Notice Regarding Forward-Looking Statements
This press release contains projections and forward-looking statements, as that term is defined under applicable securities laws. Statements in this press release, which are not purely historical, are forward-looking statements and include (i) that the Company will achieve a series of significant milestones over the next several quarters, (ii) that the Company is executing on programs expected to result in commercially meaningful events in 2016, (iii) that the Company will obtain mandatory approval for its dermal injection device, (iv) that the Company's actions will be transformative within a very foreseeable timeframe, and (v) all statements under the heading "Anticipated 2015 Milestones". These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information, including: the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with Shiseido obtaining approval for its clinical trial; risks associated with the Company obtaining approval for its clinical trial in Germany; risks associated with the Company obtaining all necessary regulatory approvals for its various programs in Canada, the USA and

Germany; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2014 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on Sedar at www.sedar.com.

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